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News Release	No. 17-338
April 3, 2017

Platinum Group Metals Ltd. Reports on Progress at Waterberg
Platinum and Palladium Project

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) reports that the Waterberg Platinum and Palladium project (the “Waterberg Project”) is advancing to the preparation of a Feasibility Study (“FS”), with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). An Independent Pre-Feasibility Study (“PFS”) announced by the Company on October 19, 2016 for the Waterberg Project modelled a 744,000 ounce per year platinum, palladium, gold and rhodium (“PGM” or “4E”) mine with an 18-year life. On a 100% project basis, using a 2.5 gram per tonne (“g/t”) cut-off grade, the PFS estimated 12.32 million 4E ounces of probable reserves at Waterberg (102.7 million tonnes at 3.73 4E g/t, consisting of 1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au and 0.04 g/t Rh). For details see the “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016 (the “Waterberg Technical Report”).

Because of the deposit’s shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the South African 4E industry cost curve. The project reserves consist of 61.4% palladium and the PFS estimated that Waterberg could produce 472,000 ounces of palladium annually; more palladium than the Stillwater Mine produced in 2015, or about 6% of the world’s palladium production in 2015.

Platinum Group Metals holds a direct and indirect 58.65% interest of the Waterberg Project. JOGMEC holds a direct 28.35% interest with the balance owned by a South African empowerment partner.

The FS is currently out to tender with several well-known specialist engineering firms. Under a current commitment, JOGMEC will fund approximately the next US $5.3 million in costs towards the completion of the FS.

R. Michael Jones, CEO of Platinum Group Metals, said “The PFS has modelled the Waterberg Project in a strong, globally competitive position as one of the very few large scale, primary palladium mines at a time when the market for palladium is very strong. Waterberg reserves are comprised of 61.4% palladium and are well suited to the current growth pattern in auto sales, which is moving predominantly to vehicles utilizing auto catalysts with a PGM metal mix rich in palladium”.

Definitive Feasibility Study Work in Progress

Drilling targeting the conversion of indicated resources into measured resources, for higher confidence reserves, started in 2016 and will re-commence from April 2017.

Geotechnical drilling for assessing the locations for foundations and mine excavations is also planned along with further metallurgical drilling to refine recovery curves and plant designs.

Detailed mine planning and scheduling will be completed using a new resource model following the fill-in drilling described above. Plant designs and metallurgical optimization will be completed as a component of the FS. A request for tender and scope of work has been issued for the FS engineering work to several specialist firms.

Infrastructure Progress

Important detailed infrastructure planning has commenced for the Waterberg Project, including power line environmental and servitude work by electrical utility Eskom and detailed hydrogeological work to source ground water. Eskom has progressed electrical power connection planning for a 65km, 140MW line to the project.

Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. Another instance where groundwater sources currently supply a large scale mine in the Limpopo region has stimulated this research. Several boreholes proximal to Waterberg have already identified large volumes of ground water that because of mineral content, is not potable or suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. Hydrological work so far has also identified several large-scale water basins that are likely able to provide potable and mine process water for the Waterberg Project and local communities. The Waterberg Project team is working on the possibility of assisting with regional infrastructure to source potable water for municipal use while also sourcing and providing mine process water. Meetings with local municipalities have been positive and co-operative in tone and are encouraging for future development.

Metals Markets, Offtake and Downstream Options

The PFS assumed the Waterberg Project would produce a flotation concentrate from a processing plant to be sold or toll treated into the local South African market.

Production of up to 285,000 tonnes of concentrate per annum is projected to be available at peak production. The concentrate is modelled to contain approximately 80 g/t 4E's plus copper at between 1% and 9.2% and nickel at between 1.1% and 5%. The concentrate does not contain any penalty elements such as chrome and is rich in sulphur, making it metallurgically desirable for blending with other high chrome concentrates.

Detailed work in relation to further downstream options is in progress. Based on the large volume of concentrate and the significantly lower operating cost without a smelter discount, several downstream options are being studied. A third-party specialist firm in metals markets and offtake analysis is being retained to begin a formal process.

Mining Right Application Work in Progress – Target Dates

The mining plan outline for the PFS will be filed as the mining work program for the mining right application. Detailed consultation and the identification of interested and affected parties for the mining right application process and the environmental assessment process are underway. Platinum Group Metals as the operator of the Waterberg Project has been able to draw on its in-house team who worked through this process for the Maseve Mine. Regional consultation has been positive and in a climate of strong mutual respect. The target for filing the mining right application is prior to the end of calendar 2017.

Completion of the FS is targeted for mid-2018 and the final budgets will be determined following engineering tenders.

Conclusions

Platinum Group Metals is pleased to be advancing a major platinum and palladium mine with the support of its partners at an important time of growing demand, supply challenges and a very positive palladium market.

Qualified Persons, Data Verification and Quality Control and Assurance

In addition to quality control and assurance procedures employed by the laboratories engaged to assay Waterberg core and rock samples, Platinum Group utilized a well-documented system of inserting blanks, duplicates and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control. Further details are available in the Waterberg Technical Report at www.sedar.com and www.platinumgroupmetals.net

Scientific and technical information in this press release related to mineral reserves and resources and other information has been reviewed and approved by R. Michael Jones, P.Eng., a non-independent Qualified Person and the CEO of the Company. He has verified the technical information for disclosure in this press release by reviewing the work of experienced Company geologists, consulting geologists and engineers and by visiting the site and reviewing the ongoing project database.

About Platinum Group Metals Ltd.

Platinum Group Metals, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group Metals holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group Metals has expanded its exploration and development efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information, contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the projections and assumptions relating to future events that are contained in the PFS, including, without limitation, costs, potential production of the Waterberg Project and other operational and economic projections with respect to the Waterberg Project; future activities at the Waterberg Project and the funding and timing of such activities, including, without limitation, advancing the Waterberg Project through feasibility and the preparation of the FS; the Company’s key objectives; the timing to prepare a mining right application in respect of the Waterberg Project; and the Company’s plans and estimates regarding exploration, studies, development, construction, production and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including that economic projections are subject to further work, analysis and the results of the FS; the Company’s discretion in the use of proceeds of financings; risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

This press release also includes a reference to mineral resources and mineral reserves on the Waterberg Project. The estimation of resources and reserves is inherently uncertain and involves judgement. Mineral resources that are not reserves do not have demonstrated economic viability. Judgements associated with geology, tonnage grades in place and that can be mined may prove to be unreliable and inaccurate. Fluctuations in metals prices, exchange rates, labour costs and government regulations among other things may materially affect resources and reserves. The Company does not yet have a right to mine the reported resources and reserves for the Waterberg Project and there can be no assurance that the Company will convert its prospecting permits to a mining right.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.